RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated August 15, 2016

Pricing Supplement Dated August __, 2016 to the Product
Prospectus Supplement ERN-ETF-1 Dated January 11,
2016, Prospectus Supplement Dated January 8, 2016, and
Prospectus Dated January 8, 2016
$_________ Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds, Due August 31, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the Best Profile Notes (the “Notes”) linked to the best performance of three weighted Baskets, each comprised of the SPDR® S&P 500® ETF Trust, the iShares® MSCI EAFE ETF, the SPDR® Gold Trust, the iShares® iBoxx $ High Yield Corporate Bond ETF and the iShares® iBoxx $ Investment Grade Corporate Bond ETF (each, a “Basket Component”). Although each Basket will include the same Basket Components, each Basket will assign a different weight to the Basket Components, as described below.
The CUSIP number for the Notes is 78012KSR9. The Notes provide a 1:1 return on the performance of the Best Performing Basket, measured from the Pricing Date to the Valuation Date. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the Best Performing Basket between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.
Issue Date: August 31, 2016
Maturity Date: August 31, 2021
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated January 11, 2016, and “Selected Risk Considerations” on page P-6 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The initial estimated value of the Notes as of the date of this terms supplement is $910.40 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $890.40 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $30.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $30.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page P-32 below.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Reference Asset:
The Notes are linked to the performance of the best performing of three weighted Baskets. Each Basket is comprised of the five Basket Components.  The Basket Components and their respective component weights for each Basket are indicated in the table below.

Currency:	U.S. Dollars
Denominations	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 26, 2016
Issue Date:	August 31, 2016
Valuation Date:	August 26, 2021
Payment at Maturity (if held to maturity):	The investor will receive an amount per $1,000 principal amount per Note equal to: Principal Amount + [Principal Amount x Percentage Change of the Best Performing Basket]
Best Performing Basket:	The Best Performing Basket will be the Basket with the greatest Percentage Change.
Percentage Change:
The Percentage Change for each Basket will equal an amount, expressed as a percentage and rounded to two decimal places, equal to the sum of the Weighted Component Change for each Basket Component. The Weighted Component Change for each Basket Component will be determined as follows:

Initial Price:	The closing price per share of a Basket Component on the Pricing Date.
Final Price:	The closing price per share of a Basket Component on the Valuation Date.
The Baskets:	Basket Component	Ticker	Basket A Component Weight	Basket B Component Weight	Basket C Component Weight
	SPDR® S&P 500® ETF Trust	SPY UP	30%	20%	10%
	iShares® MSCI EAFE ETF	EFA UP	30%	20%	10%
	SPDR® Gold Trust	GLD UP	20%	25%	30%
	iShares® iBoxx $ High Yield Corporate Bond ETF	HYG UP	10%	20%	20%
	iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD UP	10%	15%	30%

Because each Basket includes the same Basket Components, any increase in the value of any particular Basket Component will increase the value of all three Baskets; similarly, any decrease in the value of any particular Basket Component will decrease the value of all three Baskets.  However, because the Baskets will have different Component Weights for each Basket Component, it is impossible to know before the Valuation Date which Basket will be the Best Performing Basket.

P-2	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
Maturity Date:	August 31, 2021, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 11, 2016.
Term:	Five years
Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a decrease from the Initial Price to the Final Price for some or all Basket Components.

Calculation Agent:	RBC Capital Markets, LLC
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 8, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2016, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 11, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January11, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated January 11, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047385/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Best Performing Basket used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the price of any Basket Component on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1—		Hypothetical Percentage Change
	Basket A	20.00%
	Basket B	-5.00%
	Basket C	15.00%
Best Performing Basket:	Basket A
Payment at Maturity:	$1,000 + ($1,000 x 20.00%) = $1,000 + $200.00 = $1,200.00

In this example, only one of the Baskets has a positive Percentage Change.  On a $1,000 investment, a 20.00% Percentage Change in the Best Performing Basket results in a Payment at Maturity of $1,200.00, a 20.00% return on the Notes.

Example 2—		Hypothetical Percentage Change
	Basket A	-10.00%
	Basket B	-15.00%
	Basket C	-5.00%
Best Performing Basket:	Basket C
Payment at Maturity:	$1,000 + ($1,000 x -5.00%) = $1,000 - $50 = $950.00

In this example, all of the Baskets have a negative Percentage Change.  As a result, the Best Performing Basket is the Basket with the least depreciation between the Pricing Date and the Valuation Date. On a $1,000 investment, a -5.00% Percentage Change in the Best Performing Basket results in a Payment at Maturity of $950.00, a -5.00% return on the Notes.

P-5	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket Components.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if the Percentage Change of the Best Performing Basket is negative. You will lose 1% of the principal amount of your Notes for each 1% that the Percentage Change of the Best Performing Basket is less than zero.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the level of the Reference Asset increases after the pricing date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.
•	There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	You Will Not Have Any Rights to the Securities Included in the Baskets — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Baskets would have. The Percentage Change of the Best Performing Basket will not reflect any dividends paid on the securities included in the Best Performing Basket. Accordingly, an investment in the Notes may provide a return that is less than the return that would result from an investment in the Basket Components.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

P-6	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
•	The Correlation Between the Performance of each Basket Component and the Performance of its Underlying Index May Be Imperfect — The performance of each Basket Component is linked principally to the performance of its Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on each Basket Component may correlate imperfectly with the return on its Underlying Index.
•	Changes in the Level of One Basket Component May Be Offset by Changes in the Level of the Other Basket
Components — A change in the level of one Basket Component may not correlate with changes in the level of the other Basket Components.  The level of one Basket Component may increase, while the level of one or more of the other Basket Components may not increase as much, or may even decrease.  Therefore, in determining the level of the Best Performing Basket as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of the other Basket Components.
•	The performance of the Baskets may be highly correlated — The Payment at Maturity will be based upon the Performance of the Best Performing Basket. However, each of the three Baskets is comprised of the same Basket Components. As a result, it is possible that the Best Performing Basket will not outperform the other Baskets to a significant extent. It is also possible that each of the Baskets will have a Percentage Change that is less than zero. in such a case, you will receive a Payment at Maturity that is less than principal amount of the notes.
•	The Notes are Subject to Non-U.S. Securities Market Risks — The iShares® iBoxx $ High Yield Corporate Bond ETF, the iShares® iBoxx $ Investment Grade Corporate Bond ETF may invest in foreign company debt securities so long as they are U.S.-dollar denominated. Therefore these Basket Components may include U.S. dollar-denominated bonds issued by non-U.S. companies. In addition, foreign companies or foreign equity securities held by the iShares® MSCI EAFE ETF are publicly traded in the applicable foreign countries and trade in currencies other than U.S. dollars, investments in the Notes involve particular risks. Securities issued by non-U.S. companies may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities issued by U.S. companies, which may have a negative impact on the performance of the financial products linked to such securities, including the Notes. Also, the public availability of information concerning the issuers of such securities will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of these securities may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

Additional Risks Related to the SPDR® Gold Trust
•	The Notes Are Subject to Risks Associated with Gold — The investment objective of the SPDR® Gold Trust is to reflect the performance of the price of gold bullion, less the SPDR® Gold Trust’s expenses. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.
•	Single Commodity Prices Tend to be More Volatile than, and May Not Correlate with, the Prices of Commodities Generally — The SPDR® Gold Trust is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the Notes carry greater risk and may be more volatile than Notes linked to the prices of more commodities or a broad-based commodity index.
•	Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of Gold, Which Could Affect the Price of Gold and May Adversely Affect the Value of the Notes — Many investors, institutions, governments and others

P-7	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant largescale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of the Notes. Crises in the future may impair gold’s price performance which would, in turn, adversely affect the shares of the SPDR® Gold Trust and your investment in the Notes.
•	Gold Is Traded on the London Bullion Market Association (the “LBMA”), so an Investment in the Notes May Be Subject to Risks Associated with the London Bullion Market Association — The SPDR® Gold Trust is closely related to its underlying commodity (e.g., gold), the price of which is determined by an independent service provider appointed by the LBMA. Investments in securities indexed to the value of commodities the prices of which are determined by non-U.S. markets involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. The final price of gold will be determined by reference to fixing prices reported by an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA ceases operations, or if bullion trading becomes subject to a tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining or rising market, it is possible that prices would continue to decline or rise without limitation within a trading day or over a period of trading days.
•	The Performance of the SPDR® Gold Trust May Not Correlate with the Price of Gold — The performance of SPDR® Gold Trust may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR® Gold Trust or by restrictions on access to gold due to other circumstances. The SPDR® Gold Trust does not generate any income and as the SPDR® Gold Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share gradually declines over time. The SPDR® Gold Trust sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of SPDR® Gold Trust’s gold to pay expenses at a time of low gold prices (for notes that provide long exposure to the SPDR® Gold Trust) or at a time of high gold prices (for notes that provide short exposure to the SPDR® Gold Trust) could adversely affect the value of the Notes. Additionally, there is a risk that part or all of the SPDR® Gold Trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise. The net asset value of the SPDR® Gold Trust will reflect the performance of gold. However, because the shares of the SPDR® Gold Trust are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one Share of the SPDR® Gold Trust may differ from the net asset value per share of the SPDR® Gold Trust.

Additional Risks Related to the iShares® iBoxx $ High Yield Corporate Bond ETF and the iShares® iBoxx $ Investment Grade Corporate Bond ETF
•	The Notes are Subject to Credit Risk Generally and Credit Risk Associated with High Yield Debt in Particular — The prices of the bonds underlying the iShares® iBoxx $ High Yield Corporate Bond ETF and the iShares® iBoxx $ Investment Grade Corporate Bond ETF, which we collectively refer to as the “Bond ETFs,” are significantly influenced by the creditworthiness of the issuers of the bonds. The issuers of such bonds may have their credit ratings downgraded or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the bonds held by the Bond ETFs may suffer significant and rapid price declines. Such events may have material adverse effects on the value of the Bond ETFs and the Notes.
Further, the iShares® iBoxx $ High Yield Corporate Bond ETF is designed to provide a representation of the U.S. dollar high-yield corporate market and is therefore subject to high-yield securities risk. Securities that are rated below investment grade (commonly known as “junk bonds”) may be more volatile than higher-rated securities of similar maturity. High-yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high-yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high-yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high-yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.
•	The Notes Are Subject to Significant Risks Associated with Fixed-Income Securities, Including Interest Rate-Related Risks — The Bond EFs are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the Notes linked indirectly to these ETFs differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these

P-8	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
bonds. The market prices of the bonds underlying each of the Bond ETFs are determined by reference to the bid and ask quotations provided by 10 contributing banks, one of which is our affiliate.
In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The eligibility criteria for the securities included in the indices that underlie the Bond ETFs, which each mandate that each security must have a minimum term remaining to maturity (ranging from one year to 20 years) for continued eligibility, means that, at any time, only longer-term securities underlie the Bond ETFs, which thereby increases the risk of price volatility in the underlying securities and, consequently, the volatility in the value of these indices. As a result, rising interest rates may cause the value of the bonds underlying the Bond ETFs, the Bond ETFs and these indices to decline, possibly significantly.
Interest rates are subject to volatility due to a variety of factors, including:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policies regarding interest rates; and
•	the performance of U.S. and foreign capital markets.

P-9	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
INFORMATION REGARDING THE BASKET COMPONENTS
We have derived the following information from publicly available documents. We are not affiliated with any of the Basket Components and each Basket Component will have no obligations with respect to the Notes. This terms supplement relates only to the Notes and does not relate to any of the shares of any Basket Component or to the securities or other assets held by any Basket Component. Neither we nor RBC Capital Markets, LLC participates in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets, LLC has made any due diligence inquiry with respect to any Basket Component in connection with the offering of the Notes. There can be no assurance that all events occurring prior to the date of this terms supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of any Basket Component have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any Basket Component could affect the value of the shares of that Basket Component on the Valuation Date and therefore could affect the Payment at Maturity.
Each Basket Component is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.
The SPDR® S&P 500® ETF Trust
The shares of the SPDR® S&P 500® ETF trade on the NYSE Arca under the symbol “SPY.” The SPY’s investment adviser is BlackRock Fund Advisors.
The SPY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “SPX Index”). To maintain the correspondence between the composition and weightings of stocks held by the SPY and component stocks of the SPX Index, the SPY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.
The SPY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the SPX Index. The SPY seeks to invest in substantially all of the securities that comprise the SPX Index. The SPY typically earns income from dividends from securities that it holds. These amounts, net of expenses and taxes (if applicable), are passed along to the SPY’s shareholders as “ordinary income.” In addition, the SPY realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.”
The S&P 500® Index (the “SPX Index”)
S&P Dow Jones Indices LLC (“S&P”) owns the copyright and all other rights to the SPX Index. S&P has no obligation to continue to publish, and may discontinue publication of, the SPX Index.
The SPX Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P chooses companies for inclusion in the SPX Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.
S&P calculates the SPX Index by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX Index.  Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX Index while a second listed share class line of the same company is excluded.
Calculation of the SPX Index
Historically, the market value of any component stock of the SPX Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX Index to full float adjustment on September

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16, 2005. S&P’s criteria for selecting stocks for the SPX Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX Index.
Under float adjustment, the share counts used in calculating the SPX Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.
The SPX Index is calculated using a base-weighted aggregate methodology. The level of the SPX Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX Index, it serves as a link to the original base period level of the SPX Index. The index divisor keeps the SPX Index comparable over time and is the manipulation point for all adjustments to the SPX Index, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX Index, and do not require index divisor adjustments.
To prevent the level of the SPX Index from changing due to corporate actions, corporate actions which affect the total market value of the SPX Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX Index remains constant and does not reflect the corporate actions of individual companies in the SPX Index. Index divisor adjustments are made after the close of trading and after the calculation of the closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

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iShares® MSCI EAFE ETF
The shares of the iShares® MSCI EAFE ETF trade on the NYSE Arca under the symbol “EFA.”
The EFA seeks to track the investment results of large- and mid-capitalization developed market equities, excluding the U.S. and Canada, as measured by the MSCI EAFE® Index (the “EAFE Index”).
The EFA is maintained and managed by iShares and advised by BlackRock Fund Advisors. iShares is a registered investment company that consists of numerous separate investment portfolios, including the EFA. The EFA typically earns income from dividends from securities included in the EAFE Index. These amounts, net of expenses and taxes (if applicable), are passed along to the EFA’s shareholders as “ordinary income.” In addition, the EFA realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.”
The MSCI EAFE Index (the “EAFE Index”)
The EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc. (“MSCI”), through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.  MSCI has no any obligation to continue to calculate and publish, and may discontinue calculation and publication of the EAFE Index.
The EAFE Index is a free float-adjusted market capitalization index with a base date of December 31, 1969 and an initial value of 100. The EAFE Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The EAFE Index currently consists of the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The EAFE Index is comprised of companies in both the Large Cap Index and Mid Cap Index, as discussed in the section “—Defining Market Capitalization Size Segments for Each Market” below. The EAFE Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.
General - MSCI Indices
MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.
MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.
Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:
•	defining the equity universe;
•	determining the market investable equity universe for each market;
•	determining market capitalization size segments for each market;
•	applying index continuity rules for the MSCI Standard Index;
•	creating style segments within each size segment within each market; and
•	classifying securities under the Global Industry Classification Standard (the “GICS”).
Defining the Equity Universe. The equity universe is defined by:
•	Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts in some countries and certain income trusts in Canada are also eligible for inclusion.
•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

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Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.
The investability screens used to determine the investable equity universe in each market are as follows:
•	Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.
•	Equity Universe Minimum Free Float−Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.
•	DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float−adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.
•	Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.
•	Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi−annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.
Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size−based indices:
•	Investable Market Index (Large + Mid + Small);
•	Standard Index (Large + Mid);
•	Large Cap Index;
•	Mid Cap Index; or
•	Small Cap Index.
Creating the size segment indices in each market involves the following steps:
•	defining the market coverage target range for each size segment;
•	determining the global minimum size range for each size segment;
•	determining the market size−segment cutoffs and associated segment number of companies;
•	assigning companies to the size segments; and
•	applying final size−segment investability requirements.
Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a

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minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.
Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.
Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.
Index Maintenance
The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability and low index turnover. In particular, index maintenance involves:
(i)	Semi−Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:
•	updating the indices on the basis of a fully refreshed equity universe;
•	taking buffer rules into consideration for migration of securities across size and style segments; and
•	updating FIFs and Number of Shares (“NOS”).
(ii)     Quarterly Index Reviews in February and August of the Size Segment Indices aimed at:
•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;
•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
•	reflecting the impact of significant market events on FIFs and updating NOS.
(iii)    Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

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The SPDR® Gold Trust
The SPDR® Gold Trust, or the Gold Trust, issues SPDR® Gold Shares, or the “Shares,” which represent units of fractional undivided beneficial interest in and ownership of the Gold Trust. World Gold Trust Services, LLC is the sponsor of the Gold Trust, or the Sponsor. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Gold Trust, or the Trustee, HSBC Bank plc is the custodian of the Gold Trust, or the Custodian, and State Street Global Markets, LLC is the marketing agent of the Gold Trust, or the Marketing Agent. The Gold Trust intends to issue additional Shares on a continuous basis through its Trustee. The Gold Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.
The Shares trade on NYSE Arca, Inc., or NYSE Arca, under the symbol “GLD.”
The Shares may be purchased from the Gold Trust only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a Basket). The Gold Trust issues Shares in Baskets to certain authorized participants, or the Authorized Participants, on an ongoing basis. Baskets are offered continuously at the net asset value, or the NAV, for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.
The investment objective of the Gold Trust is to reflect the performance of the price of gold bullion, less the Gold Trust’s expenses. The Gold Trust holds gold bars. The Gold Trust issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Gold Trust are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Gold Trust is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.
The Shares of the Gold Trust represent units of fractional undivided beneficial interest in and ownership of the Gold Trust, the primary asset of which is allocated (or secured) gold. The Gold Trust is not managed like a corporation or an active investment vehicle. The gold held by the Gold Trust will be sold only: (1) on an as-needed basis to pay the Gold Trust’s expenses, (2) in the event the Gold Trust terminates and liquidates its assets or (3) as otherwise required by law or regulation.

Creation and Redemption
The SPDR® Gold Trust creates and redeems the Shares from time to time, but only in one or more baskets (a “basket” equals a block of 100,000 shares). The creation and redemption of baskets requires the delivery to the Gold Trust or the distribution by the Gold Trust of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of Shares included in the baskets being created or redeemed. The initial amount of gold required for deposit with the Gold Trust to create shares for the period from the formation of the Gold Trust to the first day of trading of the Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Gold Trust’s expenses and the sale of the Gold Trust’s gold to pay the Gold Trust’s expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem baskets and may sell the Shares included in the baskets they create to other investors.

Valuation of Gold; Computation of Net Asset Value
The Trustee determines the NAV of the Gold Trust on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Gold Trust is the aggregate value of the Gold Trust’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Gold Trust’s NAV, the Trustee values the gold held by the Gold Trust based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.
The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Gold Trust’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Gold Trust through gold accounts it maintains for Authorized Participants and the Gold Trust. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

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iShares iBoxx $ High Yield Corporate Bond ETF
The iShares iBoxx $ High Yield Corporate Bond ETF trades on the NYSE Arca, Inc. under the ticker symbol “HYG.”
The HYG seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield Index (the “HY Index”). The underlying index is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, which is designed to provide a broad representation of the U.S. dollar-denominated high yield liquid corporate bond market.
The HYG is primarily invested in the oil and gas, consumer services and telecommunications sectors. The HYG generally invests at least 90% of its assets in securities that comprise the underlying index and in investments that provide substantially similar exposure to the securities in the underlying index. The HYG is passively managed and employs a Representative Sampling Strategy. The ETF’s investment adviser is BlackRock Fund Advisors, and the underlying index is sponsored by Markit Indices Limited. More information regarding the HYG can be located on the ETF’s website: http://us.ishares.com/product_info/fund/overview/HYG.htm. Information on that website is not included or incorporated by reference into this document. The HYG is issued by the iShares Trust, a registered investment company.
The iBoxx® $ Liquid High Yield Index (the “HY Index”)
The HY index is published by Markit Group Limited, the index sponsor (“Markit”). Markit has no obligation to continue to publish, and may discontinue publication of, the HY Index at any time.
The HY Index is designed to reflect the performance of the U.S. dollar-denominated high yield corporate debt. The HY Index is market-value weighted with an issuer cap of 3%.
The HY Index consists of sub-investment grade U.S. dollar-denominated bonds issued by corporate issuers from developed countries and rated by at least one of three rating services: Fitch Ratings (“Fitch”), Moody’s Investors Service (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”). The HY Index composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the “rebalancing date”). The new HY Index composition becomes effective on the first business day of the next month (the “composition month”).
The bonds in the HY Index must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, provided that the relevant bond data can be verified, at Markit’s sole discretion, as of such date (the “bond selection cut-off date”).
The HY Index is based on multi-sourced pricing which, depending on the structure of each market, takes into account a variety of data inputs such as transaction data, quotes from market makers and other observable data points. Prices for the bonds in the HY Index are sourced from a number of leading market makers. The received quotes are subject to a quality control process which is intended to exclude stale or off-market prices, and the quotes that pass the quality control are consolidated to the HY Index price. Additionally, the HY Index rules and their application are governed by two committees:
•	Technical Committee: composed of representatives of market makers and banks. The Technical Committee meets once a month in order to arbitrate monthly rebalancing, and to monitor market developments. It also provides assistance in the identification of eligible constituents, especially in the instance where the eligibility or the classification of a bond is unclear or contentious. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes and provides recommendations on changes to the rules.
•	Oversight Committee: composed of representatives from a broad range of asset managers. The purpose of the Oversight Committee is to review the recommendations of the Technical Committee and also to provide consultation on any market developments which may warrant rule changes.
Selection Criteria for the iBoxx $ Liquid High Yield Index
The following selection criteria are applied to select the constituents for the HY Index:
•	Bond Type. Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the HY Index. The HY Index is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The HY Index includes only U.S. dollar denominated bonds. In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer’s rating), sinking funds and amortizing bonds, medium-term notes, Rule 144A offerings, callable bonds and putable bonds. The following instrument types are specifically excluded from the HY Index: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), private placements, perpetual bonds (unless callable and meets the time to maturity requirements set forth below), floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS), bonds with differences between accrual and coupon payment periods and monthly-paying bonds, and Regulation S offerings.

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Any bond subject to a firm call or tender offer, with the exception of exchange offers, in the month immediately following the rebalancing date will be excluded from the HY Index, provided that Markit is aware of that tender offer or call as of the bond selection cut-off date.
•	Credit Rating. Bonds in the HY Index must have a Markit iBoxx Rating of sub-investment grade, which is defined as BB+ or lower by S&P or Fitch or Ba1 or lower by Moody’s, but the bonds must not be in default. If a bond is rated by more than one of the foregoing ratings agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with the Markit iBoxx Rules. Rating notches are not used. Issues rated D by Fitch or S&P, or that have been subject to a default press release by Moody’s cannot enter the HY Index. Those issues in the HY Index that are subsequently downgraded to D by Fitch or S&P or subject to a default press release by Moody’s (as of the bond selection cut-off date) will be taken out of the HY Index on the next rebalancing date. After a bond has migrated into high yield from investment grade status, it must retain that status for three months (the “stabilization period”) before it can be included in the HY Index. In case of an ID change or exchange of a 144A version into a registered bond, the ratings from the 144A bond are also used for the registered bond.
•	Time to Maturity. To qualify for entry in the HY Index, bonds must have at least one year to maturity and have an original maturity date of 15 years or less.
•	Amount Outstanding. The outstanding face value of all non-convertible bonds denominated in U.S. dollars from the issuer must be greater than or equal to $1 billion as of the bond selection cut-off date. The outstanding face value of a bond must be greater than or equal to $400 million as of the bond selection cut-off date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that Markit is aware of such changes as of the bond selection cut-off date.
•	Bond Classification. All bonds are classified based on the principal activities of the issuer and the main sources of the cash flows used to pay coupons and redemptions. Bonds must be denominated in U.S. dollars and must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded. Bonds eligible for the HY index must be issued from countries classified as developed markets based on the “Markit Global Economic Development Classification,” which is updated once per year.
Each bond in the HY Index is assigned to one of the following sectors: Oil & Gas, Basic Materials, Industrials, Consumer Goods, Health Care, Consumer Services, Telecommunications, Technology, Utilities, Financials and Technology.
•	Lockout Period. A bond that drops out of the HY Index at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the HY Index selection. A locked out bond will not be selected, even if it qualifies for the HY Index
•	Minimum Run. Any bond that enters the HY Index must remain in the HY Index for a minimum of six months, provided it is not upgraded to investment grade, defaulted or fully redeemed in that period.
Annual Index Review
The rules for the HY Index are reviewed once per year during the annual index review process to ensure that the HY Index provides a balanced representation of the U.S. dollar denominated liquid high yield corporate debt market. The results of the annual index review become effective at the end of October.
Index Rebalancing
The HY Index is rebalanced every month, on the last business day of the month after the close of business, i.e., the rebalancing date. Changes to amounts outstanding are taken into account only if they are publicly known three business days before the end of the month. Changes in ratings are taken into account only if they are publicly known two business days before the end of the month. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating has become known at least three business days before the end of the month.
In a first step, the selection criteria set out above are applied to the universe of U.S. dollar-denominated bonds. Bond ratings and amount outstanding are used as of the bond selection cut-off date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

P-17	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
Treatment of Special Intra-Month Events
If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last iBoxx price, the call price or the repurchase price, as applicable. A redemption factor and redemption price are used to treat these events in the HY Index and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.
If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.
Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, i.e. floating coupon bonds are not eligible for the HY Index. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds’ coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger. In the calculation of the HY Index and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

P-18	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
iShares iBoxx $ Investment Grade Corporate Bond Fund
iShares iBoxx $ Investment Grade Corporate Bond Fund trades on the NYSE Arca, Inc. under the ticker symbol “LQD.”
The LQD is primarily invested in the banking, consumer services and telecommunications sectors. The LQD generally invests at least 90% of its assets in securities that comprise the underlying index and at least 95% of its assets in investment-grade corporate bonds. The LQD is passively managed and employs a representative sampling strategy. The LQD’s investment adviser is BlackRock Fund Advisors and the underlying index is sponsored by Markit Indices Limited. More information regarding the LQD can be located on the LQD’s website: https://www.ishares.com/us/products/239566/ishares-iboxx-investment-grade-corporate-bond-etf. Information on that website is not included or incorporated by reference into this document.
The LQD is issued by the iShares Trust, a registered investment company. The LQD seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index, the U.S. dollar-denominated liquid investment grade corporate bond market, as defined by the iBoxx® $ Liquid Investment Grade Index (the “IG Index”). As described below, bonds issued by issuers organized in a variety of developed countries are eligible for inclusion in the IG Index.
The iBoxx® $ Liquid Investment Grade Index (the “IG Index”)
The IG index is published by Markit Group Limited, the index sponsor (“Markit”). Markit has no obligation to continue to publish, and may discontinue publication of, the IG Index at any time.
The IG Index is designed to reflect the performance of the U.S. dollar-denominated investment grade corporate debt. The IG Index is market-value weighted with an issuer cap of 3%.
The IG Index consists of investment grade U.S. dollar-denominated bonds issued by corporate issuers from developed countries and rated by at least one of three rating services: Fitch Ratings (“Fitch”), Moody’s Investors Service (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”). The IG Index composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the “rebalancing date”). The new IG Index composition becomes effective on the first business day of the next month.
The bonds in the IG Index must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, provided that the relevant bond data can be verified, at Markit’s sole discretion, as of such date (the “bond selection cut-off date”).
The IG Index is based on multi-sourced pricing which, depending on the structure of each market, takes into account a variety of data inputs such as transaction data, quotes from market makers and other observable data points. Prices for the bonds in the IG Index are sourced from a number of leading market makers. The received quotes are subject to a quality control process which is intended to exclude stale or off-market prices, and the quotes that pass the quality control are consolidated to the IG Index price. Additionally, the IG Index rules and their application are governed by two committees:
•	Technical Committee: composed of representatives of market makers and banks. The Technical Committee meets once a month in order to arbitrate monthly rebalancing, and to monitor market developments. It also provides assistance in the identification of eligible constituents, especially in the instance where the eligibility or the classification of a bond is unclear or contentious. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes and provides recommendations on changes to the rules.
•	Oversight Committee: composed of representatives from a broad range of asset managers. The purpose of the Oversight Committee is to review the recommendations of the Technical Committee and also to provide consultation on any market developments which may warrant rule changes.
Selection Criteria for the iBoxx $ Liquid Investment Grade Index
The following selection criteria are applied to select the constituents for the IG Index:
•	Bond Type. Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the IG Index. The IG Index is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The IG Index includes only U.S. dollar denominated bonds. In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer’s rating), sinking funds and amortizing bonds, medium-term notes, Rule 144A offerings with a registration right, callable bonds and putable bonds. The following instrument types are specifically excluded from the IG Index: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), private

P-19	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
placements, perpetual bonds, fixed-to-floater bonds, floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS) and bonds with differences between accrual and coupon payment periods and monthly-paying bonds.
Any bond subject to a firm call or tender offer, with the exception of exchange offers, in the month immediately following the rebalancing date will be excluded from the IG Index, provided that Markit is aware of that tender offer or call as of the bond selection cut-off date.
•	Credit Rating. Bonds in the IG Index must have a Markit iBoxx Rating of investment grade, which is defined as BBB+ or above by S&P or Fitch or Baa3 or above by Moody’s. If a bond is rated by more than one of the foregoing ratings agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with the Markit iBoxx Rules. Rating notches are not used. In case of an ID change or exchange of a Rule 144A/Regulation S offering into a registered bond, the ratings from the Rule 144A/Regulation S offering are also used for the registered bond.
•	Time to Maturity. To qualify for entry in the IG Index, bonds must have at least three years to maturity.
•	Amount Outstanding. The outstanding face value of all non-convertible bonds denominated in U.S. dollars from the issuer must be greater than or equal to $2 billion as of the bond selection cut-off date. The outstanding face value of a bond must be greater than or equal to $750 million as of the bond selection cut-off date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that Markit is aware of such changes as of the bond selection cut-off date.
•	Bond Classification. All bonds are classified based on the principal activities of the issuer and the main sources of the cash flows used to pay coupons and redemptions. Bonds must be denominated in U.S. dollars with clearance and settlement available through DTC. The securities need to be either publicly registered in the United States with the SEC or Rule 144A offerings with registration rights. Eurobonds are excluded.
Bonds must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded.  Bonds eligible for the IG index must be issued from countries classified as developed markets based on the “Markit Global Economic Development Classification,” which is updated once per year.
Each bond in the IG Index is assigned to one of the following sectors: Consumer Goods, Consumer Services, Financials, Industrials & Materials, Telecommunication & Technology and Utilities & Energy.
•	Lockout Period. A bond that drops out of the IG Index at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the IG Index selection. A locked out bond will not be selected, even if it qualifies for the IG Index
•	Minimum Run. Any bond that enters the IG Index must remain in the IG Index for a minimum of six months, provided it is not downgraded to sub-investment grade, defaulted or fully redeemed in that period.
Annual Index Review
The rules for the IG Index are reviewed once per year during the annual index review process to ensure that the IG Index provides a balanced representation of the U.S. dollar denominated liquid high yield corporate debt market. The results of the annual index review become effective at the end of October.
Index Calculation
The calculation of the IG Index is based on bid prices.  New bonds are included in the indices at their respective ask prices when they enter the index.
Index Rebalancing
The IG Index is rebalanced every month, on the last business day of the month after the close of business, i.e., the rebalancing date. Changes to amounts outstanding are taken into account only if they are publicly known three business days before the end of the month. Changes in ratings are taken into account only if they are publicly known two business days before the end of the month. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating has become known at least three business days before the end of the month.

P-20	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
In a first step, the selection criteria set out above are applied to the universe of the broader Markit iBoxx USD Corporate Investment Grade Index. Bond ratings and amount outstanding are used as of the bond selection cut-off date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.
Treatment of Special Intra-Month Events
If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last iBoxx price, the call price or the repurchase price, as applicable. A redemption factor and redemption price are used to treat these events in the IG Index and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.
If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.
Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, i.e. floating coupon bonds are not eligible for the IG Index. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds’ coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger. In the calculation of the IG Index and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

P-21	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of each Basket Component. In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each Basket Component. The information provided in this table is for the four calendar quarters of each of the years from 2008 to 2015, the first two quarters of 2016 and for the period from January 1, 2016 through August 11, 2016.
We obtained the information in the charts below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Basket Components should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of any of the Basket Components. We cannot give you assurance that the performance of the Basket Components will result in any positive return on your initial investment.

Period Start Date	Period End Date	High Closing Price ($)	Low Closing Price ($)	Ending Closing Price ($)
1/1/2008	3/31/2008	144.94	127.90	131.89
4/1/2008	6/30/2008	143.08	127.69	128.04
7/1/2008	9/30/2008	130.70	111.38	116.54
10/1/2008	12/30/2008	116.00	75.95	88.87

1/1/2009	3/31/2009	93.44	68.11	79.44
4/1/2009	6/30/2009	95.09	81.00	91.92
7/1/2009	9/30/2009	107.33	87.95	105.56
10/1/2009	12/30/2009	112.67	102.54	112.45

1/1/2010	3/31/2010	117.40	105.87	116.99
4/1/2010	6/30/2010	121.79	103.22	103.22
7/1/2010	9/30/2010	114.79	102.20	114.12
10/1/2010	12/30/2010	125.92	113.75	125.72

P-22	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
1/1/2011	3/31/2011	134.57	126.21	132.51
4/1/2011	6/30/2011	136.54	126.81	131.97
7/1/2011	9/30/2011	135.46	112.26	113.17
10/1/2011	12/30/2011	128.68	109.93	125.50

1/1/2012	3/30/2012	141.61	127.49	140.72
4/1/2012	6/29/2012	141.79	128.10	136.27
7/1/2012	9/28/2012	147.24	133.51	143.93
10/1/2012	12/31/2012	146.27	135.70	142.52

1/1/2013	3/28/2013	156.73	145.53	156.55
4/1/2013	6/28/2013	167.11	154.14	160.01
7/1/2013	9/30/2013	173.14	161.16	168.10
10/1/2013	12/31/2013	184.67	165.48	184.67

1/1/2014	3/31/2014	188.26	174.15	187.04
4/1/2014	6/30/2014	196.48	181.48	195.72
7/1/2014	9/30/2014	201.82	190.99	197.02
10/1/2014	12/31/2014	208.72	186.27	205.50

1/1/2015	3/31/2015	211.99	198.97	206.43
4/1/2015	6/30/2015	213.50	205.42	205.85
7/1/2015	9/30/2015	212.59	187.27	191.63
10/1/2015	12/31/2015	211.00	192.13	203.89

1/1/2016	3/31/2016	206.10	183.03	205.56
4/1/2016	6/30/2016	212.39	199.53	209.53
7/1/2016	8/11/2016	218.89	208.39	218.91

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-23	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021

Period Start Date	Period End Date	High Closing Price ($)	Low Closing Price ($)	Ending Closing Price ($)
1/1/2008	3/31/2008	78.35	68.31	71.90
4/1/2008	6/30/2008	78.52	68.10	68.70
7/1/2008	9/30/2008	68.04	53.08	56.30
10/1/2008	12/30/2008	55.88	35.71	44.33

1/1/2009	3/31/2009	45.44	31.69	37.59
4/1/2009	6/30/2009	49.04	38.57	45.81
7/1/2009	9/30/2009	55.81	43.91	54.70
10/1/2009	12/30/2009	57.28	52.66	55.66

1/1/2010	3/31/2010	57.96	50.45	56.00
4/1/2010	6/30/2010	58.03	46.29	46.51
7/1/2010	9/30/2010	55.42	47.09	54.92
10/1/2010	12/30/2010	59.46	54.25	57.87

1/1/2011	3/31/2011	61.91	55.31	60.09
4/1/2011	6/30/2011	63.87	57.10	60.14
7/1/2011	9/30/2011	60.80	46.66	47.75
10/1/2011	12/30/2011	55.57	46.45	49.53

1/1/2012	3/30/2012	55.80	49.15	54.90
4/1/2012	6/29/2012	55.51	46.55	49.96
7/1/2012	9/28/2012	55.15	47.62	53.00
10/1/2012	12/31/2012	56.88	51.96	56.82

P-24	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
1/1/2013	3/28/2013	59.89	56.90	58.98
4/1/2013	6/28/2013	63.53	57.03	57.38
7/1/2013	9/30/2013	65.05	57.55	63.79
10/1/2013	12/31/2013	67.06	62.71	67.06

1/1/2014	3/31/2014	68.03	62.31	67.17
4/1/2014	6/30/2014	70.67	66.26	68.37
7/1/2014	9/30/2014	69.25	64.12	64.12
10/1/2014	12/31/2014	64.51	59.53	60.84

1/1/2015	3/31/2015	65.99	58.48	64.17
4/1/2015	6/30/2015	68.42	63.49	63.49
7/1/2015	9/30/2015	65.46	56.25	57.32
10/1/2015	12/31/2015	62.06	57.50	58.75

1/1/2016	3/31/2016	57.80	51.38	57.13
4/1/2016	6/30/2016	59.87	52.64	55.81
7/1/2016	8/11/2016	59.01	54.44	59.01

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-25	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021

Period Start Date	Period End Date	High Closing Price ($)	Low Closing Price ($)	Ending Closing Price ($)
1/1/2008	3/31/2008	99.22	84.77	90.38
4/1/2008	6/30/2008	93.26	83.97	91.40
7/1/2008	9/30/2008	96.22	73.13	85.07
10/1/2008	12/30/2008	89.90	70.00	85.90

1/1/2009	3/31/2009	97.81	79.79	90.28
4/1/2009	6/30/2009	96.36	85.22	91.18
7/1/2009	9/30/2009	99.91	89.27	98.85
10/1/2009	12/30/2009	119.18	97.89	106.93

1/1/2010	3/31/2010	112.85	104.04	108.95
4/1/2010	6/30/2010	122.83	110.26	121.68
7/1/2010	9/30/2010	127.95	113.51	127.91
10/1/2010	12/30/2010	139.17	128.46	137.03

1/1/2011	3/31/2011	140.34	127.94	139.82
4/1/2011	6/30/2011	152.36	139.20	145.98
7/1/2011	9/30/2011	184.59	144.94	158.08
10/1/2011	12/30/2011	174.98	150.34	151.99

1/1/2012	3/30/2012	173.49	155.92	162.14
4/1/2012	6/29/2012	162.94	149.46	155.19
7/1/2012	9/28/2012	172.36	152.15	172.02
10/1/2012	12/31/2012	173.61	159.71	162.01

P-26	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
1/1/2013	3/28/2013	163.67	151.41	154.45
4/1/2013	6/28/2013	154.67	115.92	119.15
7/1/2013	9/30/2013	136.72	118.09	128.17
10/1/2013	12/31/2013	130.56	114.82	116.17

1/1/2014	3/31/2014	133.10	118.00	123.61
4/1/2014	6/30/2014	128.04	119.70	128.04
7/1/2014	9/30/2014	128.78	116.21	116.21
10/1/2014	12/31/2014	120.02	109.79	113.58

1/1/2015	3/31/2015	125.23	110.21	113.66
4/1/2015	6/30/2015	117.53	112.24	112.37
7/1/2015	9/30/2015	112.06	103.93	106.86
10/1/2015	12/31/2015	113.81	100.50	101.46

1/1/2016	3/31/2016	121.50	102.89	117.60
4/1/2016	6/30/2016	126.68	115.63	126.52
7/1/2016	8/11/2016	130.52	125.39	127.66

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-27	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021

Period Start Date	Period End Date	High Closing Price ($)	Low Closing Price ($)	Ending Closing Price ($)
1/1/2008	3/31/2008	99.70	93.65	96.68
4/1/2008	6/30/2008	100.58	93.81	94.06
7/1/2008	9/30/2008	93.89	78.53	82.18
10/1/2008	12/30/2008	85.10	63.40	75.52

1/1/2009	3/31/2009	80.10	61.64	67.80
4/1/2009	6/30/2009	79.74	67.10	79.71
7/1/2009	9/30/2009	86.47	75.57	86.35
10/1/2009	12/30/2009	88.54	83.39	87.70

1/1/2010	3/31/2010	89.68	83.61	88.37
4/1/2010	6/30/2010	89.60	82.64	84.90
7/1/2010	9/30/2010	89.69	84.68	89.69
10/1/2010	12/30/2010	91.89	88.35	90.13

1/1/2011	3/31/2011	92.50	89.78	91.96
4/1/2011	6/30/2011	92.85	87.89	91.31
7/1/2011	9/30/2011	91.84	82.73	82.73
10/1/2011	12/30/2011	90.39	81.05	89.43

1/1/2012	3/30/2012	92.13	88.90	90.84
4/1/2012	6/29/2012	91.22	86.47	91.22
7/1/2012	9/28/2012	93.91	90.45	92.37

P-28	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
10/1/2012	12/31/2012	93.90	90.67	93.35

1/1/2013	3/28/2013	94.88	92.98	94.35
4/1/2013	6/28/2013	96.29	89.04	90.86
7/1/2013	9/30/2013	93.97	89.85	91.56
10/1/2013	12/31/2013	93.79	91.51	92.88

1/1/2014	3/31/2014	94.93	92.51	94.39
4/1/2014	6/30/2014	95.38	93.78	95.20
7/1/2014	9/30/2014	94.87	91.36	91.95
10/1/2014	12/31/2014	93.18	86.89	89.60

1/1/2015	3/31/2015	91.90	88.43	90.61
4/1/2015	6/30/2015	91.50	88.38	88.80
7/1/2015	9/30/2015	88.93	82.77	83.29
10/1/2015	12/31/2015	85.83	78.84	80.58

1/1/2016	3/31/2016	82.40	75.59	81.69
4/1/2016	6/30/2016	84.69	80.87	84.69
7/1/2016	8/11/2016	86.31	83.99	86.31

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-29	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021

Period Start Date	Period End Date	High Closing Price ($)	Low Closing Price ($)	Ending Closing Price ($)
1/1/2008	3/31/2008	107.57	102.90	105.20
4/1/2008	6/30/2008	106.15	101.00	101.40
7/1/2008	9/30/2008	101.77	81.80	89.79
10/1/2008	12/30/2008	101.46	83.80	101.46

1/1/2009	3/31/2009	102.60	90.54	94.12
4/1/2009	6/30/2009	100.42	92.86	100.28
7/1/2009	9/30/2009	107.19	99.55	106.68
10/1/2009	12/30/2009	107.25	103.94	104.30

1/1/2010	3/31/2010	106.79	103.47	105.73
4/1/2010	6/30/2010	108.46	104.56	108.46
7/1/2010	9/30/2010	113.09	107.83	113.09
10/1/2010	12/30/2010	113.25	106.77	108.17

1/1/2011	3/31/2011	109.45	106.82	108.20
4/1/2011	6/30/2011	111.57	108.02	110.13
7/1/2011	9/30/2011	114.00	109.72	112.34
10/1/2011	12/30/2011	115.58	110.19	113.76

1/1/2012	3/30/2012	117.70	113.27	115.70
4/1/2012	6/29/2012	117.66	114.43	117.66
7/1/2012	9/28/2012	121.77	117.82	121.77

P-30	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
10/1/2012	12/31/2012	123.13	120.44	120.99

1/1/2013	3/28/2013	121.27	118.74	119.90
4/1/2013	6/28/2013	122.34	111.48	113.65
7/1/2013	9/30/2013	115.45	110.91	113.52
10/1/2013	12/31/2013	115.59	113.01	114.21

1/1/2014	3/31/2014	117.39	114.25	116.97
4/1/2014	6/30/2014	119.92	116.15	119.26
7/1/2014	9/30/2014	120.58	117.32	118.22
10/1/2014	12/31/2014	120.30	117.70	119.41

1/1/2015	3/31/2015	123.89	119.15	121.71
4/1/2015	6/30/2015	122.22	114.94	115.72
7/1/2015	9/30/2015	116.56	114.74	116.09
10/1/2015	12/31/2015	117.59	113.82	114.01

1/1/2016	3/31/2016	118.82	112.92	118.82
4/1/2016	6/30/2016	122.73	118.56	122.73
7/1/2016	8/11/2016	124.40	122.28	123.21

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-31	RBC Capital Markets, LLC

Best Profile Notes Linked to the Best Performing Basket of Five Exchange Traded Funds Due August 31, 2021
SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about August 31, 2016, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-32	RBC Capital Markets, LLC